Exhibit 99.1

ASX ANNOUNCEMENT

22 February 2013

Genetic Technologies Announces Financial Results for

Half-Year Ended 31 December 2012

•             Increases in BREVAGen™ samples received demonstrate clear market traction

•             Encouraging early results achieved in the new molecular diagnostics reimbursement environment

•             Increased licensing revenues show renewed success from global assertion programs

Melbourne, Australia; 22 February 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) today announced its financial results for the first half of the Company’s fiscal year ending 30 June 2013.  The Company reported a total comprehensive loss of $3.7 million for the period, which compares to a loss of $3.3 million for the corresponding prior period.  The Company’s cash position as of 31 December 2012 totalled $5.9 million.

Of particular note during the period, the Company saw a marked improvement in the number of samples received for BREVAGen™, its flagship non-familial breast cancer risk assessment test.  The 2013 half-year delivered 546 samples for testing, representing an increase of nearly 240% over the corresponding prior period and more than 30% over the number received for the entire previous twelve-month period, demonstrating increasing traction in the market.  Further, the Company noted a significant improvement in the number of samples received in the December quarter (368), more than double those received in the preceding September quarter (178).

The achievement of “Out of State Licensure” for the key states of Florida and California during the period was a milestone achievement, enabling access to significant new markets for the test.  The Company expects to receive approval to launch the test in New York State during the fourth quarter of 2013.  Once achieved, BREVAGen™ will be approved for sale in all 50 U.S. States.

1 January 2013 marked a material change in the U.S. reimbursement environment for molecular diagnostics, resulting in the removal of the CPT code stack system for insurance claims.  In response, the Company has initiated strategies to maintain the positive performance of the reimbursement program achieved to date.

“We are very pleased with the increased traction for BREVAGen™ that has been demonstrated through refinements in messaging and sales channel management since the appointment of Mark Ostrowski as Senior VP Sales and Marketing in September,” said Alison Mew, Chief Executive Officer of Genetic Technologies.  “Mark brings to the Company a wealth of experience from his time at Myriad Genetics and he has already applied a number of important initiatives to enhance the BREVAGen™ selling process and maximize our market effectiveness.  In response to recent changes made to reimbursement guidelines in the U.S., I am pleased that the initiatives we have put in place to address levels of reimbursement received and timeline of claims adjudication have delivered encouraging results thus far.”

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Revenues generated by the Company’s global out-licensing program for the half-year under review were more than doubled those of the half-year period ended 31 December 2011, and materially exceeded the revenues generated by the program for the full 2012 financial year.  Importantly, recent changes to the program have streamlined the Company’s operations and established new arrangements under which the Company’s share of future licensing revenues will increase.  It is anticipated that this renewed momentum will continue into the second half of the current financial year resulting in additional licenses to the Company’s non-coding technology being granted.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and  of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.